Exhibit 99.2

GENTOR RESOURCES INC.

INTERIM MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THIRD QUARTER OF 2014

The following management’s discussion and analysis (“MD&A”), which is dated as of December 1, 2014, provides a review of the activities, results of operations and financial condition of Gentor Resources Inc. (the “Company” or “Gentor”) as at and for the three and nine month periods ended September 30, 2014 as well as future prospects of the Company. This MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements of the Company as at and for the three and nine month periods ended September 30, 2014 (the “Interim Financial Statements”), together with the MD&A and audited consolidated financial statements of the Company as at and for the year ended December 31, 2013. As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F dated April 30, 2014, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineral resources, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the exploration stage of the Company's mineral properties, uncertainties relating to the availability and costs of financing needed in the future, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, political developments in Turkey, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting geological data and the other risks involved in the mineral exploration business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is a mineral exploration company focused on the discovery and development of mineral resources. The Company’s current main area of activity is located in Turkey, which hosts sectors of the Tethyan Metallogenic Belt prospective for volcanic massive sulphide (“VMS”) deposits. In July 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser") of all of Gentor's properties in Oman (the "Oman Sale"). The Purchaser is an AIM-listed mineral exploration company. The Oman Sale was effected by way of the sale to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited (“Oman Holdco”). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of Gentor and the interests of Gentor in the Oman properties had been held through Oman Holdco. The Oman Sale reflects Gentor’s focus on its copper exploration properties in Turkey. The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

As of September 30, 2014, the Company's interim consolidated financial statements no longer include the Oman properties. Figures for comparative periods have been restated to segregate discontinued operations.

In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company negotiated two joint venture option agreements with two local Turkish entities. The option agreement that the Company had with respect to the Hacimeter exploration permit in Turkey expired in April 2013. The prime target in these areas in Turkey is copper; however there is a strong association with other base metals and gold.

As described in the going concern note to the Interim Financial Statements, the Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. Thus, management uses its judgment in determining whether the Company is able to continue as a going concern. See also the “Liquidity and Capital Resources” section of this MD&A and the going concern note (note 1) in the Interim Financial Statements.

Turkey

The Company’s exploration activities in Turkey during 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work led to the identification of several highly prospective VMS exploration targets which are being followed up during 2014 (exploration has been conducted at a reduced rate in 2013 and in 2014 given the current difficulties in raising exploration capital). Following the identification by the Company of several surface gossans in distal VMS settings, the Company negotiated joint venture option agreements with two local Turkish entities with details as follows:

The First JV Option Agreement

An option agreement was signed with the first local partner for a 50% share of two permits in the Boyabat area in northern Turkey, with the following terms:

  A $60,000 cash payment on signature.
  A minimum expenditure of $140,000, including at least 1,000 metres of drilling, within the option period.
  Gentor has the right to purchase the VMS rights on the permits for $1,000,000 cash.
  On expiry of the option period, Gentor has the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.
  At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

The Second JV Option Agreement

An option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey, with the following terms:

  A $60,000 cash payment on signature.

  A minimum expenditure of $140,000 over the option period.

  On expiry of the option period, Gentor had the right to sole fund and earn a 75% interest by spending $1.2 million or completing a bankable feasibility study.

  At 75% the local partner had the right to contribute or dilute to 10% on a formula.

  Below 10% the local partner had the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

After the signing of the above option agreements, the attention was directed to these properties. In the first, namely the Karaburun prospect, a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The trail which starts in the JV ground runs into what was until recently a tender designated area (see below). A 2,100 metre diamond drilling program has been designed and the necessary environmental permit has been received; forestry permit is still pending. The option (the “Karaburun Option”) for this Karaburun prospect has now been extended to December 31, 2015. Similar mapping and soil sampling in the second option agreement ground revealed a one kilometre long gossan marked altered zone. Both the option grounds are considered suitable for VMS- style Cu mineralisation with added possibilities for both Au & Ag. In order to concentrate funds on the Karaburun prospect and in view of the less than expected level of mineralisation at the second option agreement ground, this second option was let to lapse on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun Option.

Gentor has now acquired title and buyout rights to the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this impressive gossan/VMS system has shown that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor intends to conduct early drilling on Karaburun following the receipt of the required forestry permit.

Outlook

From the Company’s office base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular. A 2,100 metre diamond drilling program is planned for the Karaburun prospect upon receipt of the required forestry permit.

Qualified Person

Dr. Peter Ruxton, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Results of Operations

For the three and nine month periods ended September 30, 2014, the Company reported a net loss of $1,280,079 ($0.02 per share), and $1,607,570 ($0.02 per share), respectively, as compared to a net loss of $428,681 ($0.01 per share) and $2,056,877 ($0.03 per share) for the same respective periods in 2013. This includes a loss on discontinued operations of $12,621 from the sale of the Oman properties. During the three and nine month periods ended September 30, 2014, variances in expenses for continuing operations occurred in the expense categories described below as compared to the same respective periods in 2013.

Field camps

Field camps expenses increased to $168,176 and decreased to $241,805 during the three and nine month periods ended September 30, 2014 respectively, from $31,869 and $247,753 incurred during the same respective periods of 2013. The three month increase in field camps is mainly due to increased activity at the Karaburun project in Turkey. The nine month decrease in this category was mainly due to the elimination of activities for the Oman project.

Geophysics

Geophysics expenses decreased to $nil and $nil during the respective three and nine month periods ended September 30, 2014 from $(5,343) and $199,352 incurred during the same respective periods of 2013. The decrease in this category was mainly due to reduced exploration activities.

Geochemistry

Geochemistry expenses decreased to $nil and $273 during the respective three and nine month periods ended September 30, 2014 from $(104) and $3,774 incurred during the same respective periods of 2013. The decrease in this category was mainly due to the elimination of Oman activities.

Geology

Geology expenses decreased to ($3,200) and $nil during the three and nine month periods ended September 30, 2014, respectively, compared to $21,208 and $90,835 during the corresponding periods of 2013. The decrease in this category was due to the elimination of Oman activities.

Management fees

Management fees increases to $100,256 during the three and nine month periods ended September 30, 2014, compared to $nil during the corresponding periods of 2013. The increased costs in 2014 were accrued for and paid out to the CEO and President of Gentor.

Professional fees

Professional fees increased to $51,634 and $115,772 during the three and nine month periods ended September 30, 2014, respectively, compared to $4,820 and $80,795 during the corresponding periods of 2013. The increased costs in 2014 were mainly due to higher legal costs as a result of the Oman Sale and other general corporate activities.

Canadian dollar common share purchase warrants

The gain on Canadian dollar common share purchase warrants was $767,318 and $704,094 for the three and nine months period ended September 30, 2014 compared to $nil and $nil during the corresponding periods in 2013. The increase in 2014 is related to the issuance of warrants during the first and third quarters of 2014 and the subsequent re-valuation of the warrants as at September 30, 2014.

General and administrative

General and administrative expenses decreased to $170,342 and increased to $303,614 during the three and nine month periods ended September 30, 2014, compared to $104,062 and $384,568 incurred during the corresponding periods of 2013. The expense items listed below are included in general and administrative expenses:

Travel and promotion

The Company incurred travel and promotion expenses of $18,590 and $44,742, respectively, during the three and nine month periods ended September 30, 2014, compared to similar expense levels of $10,371 and $33,685, for the corresponding periods of 2013.

Employee benefits

The Company employee benefits expense decreased to $43,450 and $131,997 respectively, during the three and nine months periods ended September 30, 2014 compared to $67,044 and $427,555 for the corresponding periods of 2013 due to a reduction of staff company-wide.

Office and sundry

Office and sundry expenses decreased to $5,010 and $52,044 respectively during the three and nine months periods ended September 30, 2014, compared to $9,290 and $78,565 for the corresponding periods of 2013, due to reductions in overhead expenses in Canada and Turkey.

Foreign exchange gain

The Company recorded a foreign exchange loss of $96,628 and $54,927 respectively, during the three and nine month periods ending September 30, 2014, compared to a foreign exchange loss of $22,002 and foreign exchange gain of $153,123 for the corresponding periods of 2013, due to fluctuations in the value of the United States dollar relative to the Canadian dollar, and Turkish Lira.

Stock based compensation

The fair value of employee stock based compensation expenses recorded during the three and nine month periods ended September 30, 2014 was $9,864 and $19,904 respectively, compared to $19,815 and $59,870 recorded during the corresponding periods in 2013. The decrease in 2014 is related to the remaining options vesting in the period compared to the corresponding period in 2013.

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the last eight quarters, beginning with the third quarter of fiscal 2014. This financial information has been prepared in accordance with US GAAP. The Company’s presentation and functional currency is the United States dollar.

The following financial information has been restated for each comparative to show net income and loss from continuing operations, which does not include any income or expenses generated from the Oman properties sold in July 2014.

	2014	2014	2014	2013
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net income (loss) from continuing operations	$(1,266,030)	$1,214,681	$(1,448,264)	$(3,366,088)
Net income (loss) from continuing operations per share	$(0.02)	$0.02	$(0.02)	$(0.05)
Net income (loss)	$(1,280,079)	$1,196,136	$(1,523,627)	$(18,050,034)
Net income (loss) per share	$(0.02)	$0.02	$(0.02)	$(0.28)

	2013	2013	2013	2012
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter

Net loss from continuing operations	$(164,841)	$(709,544)	$(166,063)	$(744,081)
Net loss from continuing operations per share	$(0.00)	$(0.01)	$(0.00)	$(0.01)
Net loss	$(428,681)	$(1,066,123)	$(562,073)	$(1,204,586)
Net loss per share	$(0.01)	$(0.02)	$(0.01)	$(0.02)

The Company reported a net loss of $1,280,079 during the third quarter of 2014 compared to a net income of $1,196,136 during the second quarter of 2014. The net loss in the third quarter of 2014 was most significantly impacted by a loss on Canadian dollar common share purchase warrants of $767,318 and includes a loss of $12,621 from the sale of the Oman properties.

The Company reported net income of $1,196,136 during the second quarter of 2014 compared to a net loss of $1,523,627 during the first quarter of 2014. The net income in the second quarter of 2014 was mainly attributed to the gain on Canadian dollar common share purchase warrants of $1,363,615.

The Company reported a net loss of $1,523,627 during the first quarter of 2014 compared to a net loss of $18,050,034 during the fourth quarter of 2013. The decrease in the loss in the first quarter of 2014 is mainly attributed to the impairment charge of $17,448,198 recorded against the Oman assets recognized in the fourth quarter of 2013.

The Company reported a net loss of $18,050,034 during the fourth quarter of 2013 compared to a net loss of $428,681 during the third quarter of 2013. The increase of $17,621,353 in the fourth quarter is mainly attributed to the impairment charge of $17,448,198 recorded against the Oman assets.

The Company reported a net loss of $428,681 during the third quarter of 2013 compared to a net loss of $1,066,123 in the second quarter of 2013. The decrease of $637,442 in the third quarter is mainly attributed to the reduction in field camp and geophysics expenses with respect to exploration activities related to Turkey.

The Company reported a net loss of $1,066,123 during the second quarter of 2013 compared to a net loss of $562,073 in the first quarter of 2013. The increase of $504,050 in the second quarter was mainly due to increased field camp and geophysics activity related to Turkey.

The Company reported a net loss of $562,073 during the first quarter of 2013 compared to a net loss of $1,204,586 in the fourth quarter of 2012. The decrease of $642,513 was mainly due to decreased general and administration expenses of $534,632 and decreased professional fees of $83,110.

Liquidity and Capital Resources

The Company has historically relied primarily on equity financings to fund its activities. Although the Company has been successful in completing equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s cash balance at September 30, 2014 was $259,251 compared to $27,910 as at December 31, 2013. The foregoing increase in the cash balance was primarily due to the financings completed in the first and third quarters of 2014 and the cash consideration received from the sale of the Oman properties.

On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units of the Company at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds to the Company of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years. Arnold T. Kondrat, a director and officer of the Company, was the purchaser of all of the said units.

On February 20, 2014 the Company closed a non-brokered arm’s length private placement of 2,000,000 units of the Company at a price of $0.068 (Cdn$0.075) per unit for gross proceeds to the Company of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years.

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds to the Company of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07(Cdn$0.075) for a period of two years. Arnold T. Kondrat, Chief Executive Officer, President and director of the Company, was the purchaser of all of the said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089(Cdn$0.10) per unit for gross proceeds to the Company of $444,089(Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13(Cdn$0.15) for a period of one year. Richard Lachcik, a director of the Company, purchased 1,000,000 of the said units and Geoffrey Farr, an officer of the Company, purchased 500,000 of the said units.

Total assets as at September 30, 2014 were $358,522 compared to $1,027,955 as at December 31, 2013. The change in these balances reflects mainly the disposal of the Oman properties as well as an increase in cash and the depreciation of capital assets since December 31, 2013.

Current liabilities as at September 30, 2014 were $661,753 compared to $892,026 as at December 31, 2013. This decrease in current liabilities is the result of timing of payment of accounts payable and amounts due to related parties incurred during 2013.

Taking into account the 2014 financings and the completion of the Oman Sale, the Company anticipates that the Company’s cash position will be sufficient to fund its activities and corporate overhead until the end of 2014. The Company will need to raise additional funds to meet its financial obligations and to continue its activities past 2014. The Company expects to raise such additional funds through offerings of its equity securities. However, there is no assurance that such financing will be available on acceptable terms, if at all. If the Company raises additional funds by issuing additional equity, the ownership percentages of existing shareholders will be reduced and the securities that the Company may issue in the future may have rights, preferences or privileges senior to those of the current holders of the Company’s common shares. Such securities may also be issued at a discount to the market price of the Company’s common shares, resulting in possible further dilution to the book value per share of common shares. If the Company is unable to raise sufficient funds through equity offerings, the Company may need to sell an interest in its properties. There can be no assurance the Company would be successful in selling any such interest.

Exploration and Evaluation Expenditures

The following tables provide a breakdown of the Company's exploration and evaluation expenditures incurred during the nine months ended September 30, 2014 and 2013, other than in respect of the Oman properties. The Oman properties were sold in July 2014 and are no longer included in exploration and evaluation expenditures.

Turkey
September 30, 2014	Project
Field camps expenses	241,805
Geophysics	-
Surveying	-
Geochemistry	-
Geology	-
Mineral properties	-
Drilling	-
Environmental testing	-
Professional fees	-
General & administration	183,458
Foreign exchange	(113,350)
Stock compensation expense	-
Depreciation and amortization	13,664
Gain on capital asset sale	-
TOTAL	$325,577

	Idaho	Turkey
September 30, 2013	Project	Project	Total
Field camps expenses	-	247,753	247,753
Geophysics	-	194,352	194,352
Surveying	-	-	-
Geochemistry	-	3,774	3,774
Geology	-	-	-
Mineral properties	-	-	-
Drilling	-	-	-
Environmental testing	-	-	-
Professional fees	-	6,207	6,207
General & administration	4,095	32,450	36,545
Foreign exchange		(187,103)	(187,103)
Stock compensation expense	-	-	-
Depreciation and amortization	-	13,511	13,511
TOTAL	$4,095	$310,944	$315,039

Outstanding Share Data

The authorized share capital of the Company consists of 500,000,000 common shares, with a par value of $0.0001 per share. As at December 1, 2014, the Company had outstanding 80,253,840 common shares, warrants to purchase a total of 12,500,000 common shares and 2,480,000 stock options.

Related Party Transactions

As of September 30, 2014, the Company repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.). The amount of the advance to the Company at December 31, 2013, was $79,840.

As of September 30, 2014, an amount of $53,001 (December 31, 2013 - $93,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary. During the nine month period ended September 30, 2014, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $nil (December 31, 2013 - $8,840).

As of September 30, 2014, an amount of $64,921 (December 31, 2013 - $64,297) representing common office expenses was due to Banro Corporation, a corporation which previously had common directors with the Company.

As of September 30, 2014, an amount of $28,878 (December 31, 2013 - $90,000) was advanced to the Company by Arnold Kondrat, a director and Chief Executive Officer and President of the Company. This advance is unsecured, non-interest bearing and re-payable upon demand.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. ASU 2014-08 is effective prospectively for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

Significant Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with US GAAP requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the Company’s financial statements included the following:

Mineral properties and exploration costs

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

Asset Impairment

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. As at September 30, 2014, no impairment was recorded against the carrying value of mineral properties.

Income taxes

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At September 30, 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

Stock based compensation

The Company has a stock option plan, which is described in note 10(c) of the Interim Financial Statements. The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions (no options were granted in 2013):

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 83.62%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

Fair value of financial instruments

The Company follows SFAS 157 (ASC 820-10) for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.

The Company has Canadian dollar denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.96% - 1.00%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 174.63% - 176.81%, which is based on the Company’s historical stock price
(iii)	Expected life: 2 year
(iv)	Expected dividends: $Nil

At September 30, 2014, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

September 30, 2014
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$955,932	-

December 31, 2013
Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	-	-

Financial Risk Management

Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Turkish liras and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at September 30, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish Lira, Canadian dollar, and British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar the Turkish Lira, Canadian dollar, and British pound would have had the equal but opposite effect as at September 30, 2014.

	Canadian	Turkish	British
	Dollar	Lira	Pound

Cash	7,164	250,333	-
Prepaids and advances	40,000	107,495	-
Accounts payable	(110,768)	(7,890)	(29,390)
Total foreign currency working capital	(63,604)	349,938	(29,390)
US$ exchange rate at September 30, 2014	0.8923	0.4385	1.6220
Total foreign currency net working capital in US$	(56,754)	153,448	(47,671)
Impact of a 10% strengthening of the US$ on net income (loss)	(5,675)	15,345	(4,767)

Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

Title Risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Other Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The only potential sources of future funds for further exploration programs are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of minerals were to be found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from its mineral properties. The exploration and development of mineral deposits involve significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to mineral exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of copper has fluctuated widely. The future direction of the price of copper will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of copper, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of copper.

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Reference is made to the Company's annual report on Form 20-F dated April 30, 2014 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov).